

Mail Stop 3030

October 9, 2009

Via Facsimile and U.S. Mail

Mr. Asher Zwebner
Chief Financial Officer
Cardio Vascular Medical Device Corp.
12 Shaar Hagai Street
Haifa, Israel   34554

> **Re:** **Cardio Vascular Medical Device Corp.**
> **Form 10-K/A for the year ended December 31, 2008**
> **Filed September 16, 2009**
> **File No. 0-52818**

Dear Mr. Zwebner:

We have reviewed your response letter dated September 29, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2008

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls

1.   Please refer to prior comment 1. We note that you continue to believe that your
        disclosure controls and procedures were effective. However, we note that the Company
        failed to include its report on internal control over financial reporting in the Form 10-K
        for the year ended December 31, 2008 as required by Item 9A(T) of Regulation S-K.
        Note that the definition of disclosure controls and procedures provided in Rule 13a-15(e)
        indicates that effective controls and procedures would ensure that information required to
        be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the
        time periods specified in the Commission's rules and forms. Further, referring to
        Compliance and Disclosure Interpretation 115.02 available at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file
        management's report on Internal Control over Financial Reporting rendered your annual
        report materially deficient and also rendered the company not timely or current in its
        Exchange Act Reporting. In light of these facts, please explain how you could conclude
        that disclosure controls and procedures were effective. Alternatively, please amend the
        10-K/A to disclose management's revised conclusion on the effectiveness of your
        disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the
        fiscal year.

Changes in Internal Control

2.   We note your statement in the third paragraph of this section that a "control system, no
        matter how well conceived and operated, can provide only reasonable, not absolute,
        assurance that the objectives of a control system are met." Please revise future filings,
        including any amendment to this filing, to state clearly, if true, that your disclosure
        controls and procedures are *designed to* provide reasonable assurance of achieving their
        objectives and that your principal executive officer and principal financial officer
        concluded that your disclosure controls and procedures are effective at that reasonable
        assurance level. In the alternative, remove the reference to the level of assurance for
        your disclosure controls and procedures, including the statement that your conclusion is
        "subject to the limitations above." Please refer to Section II.F.4 of Management's
        Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.

                                        *   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief